

Mail Stop 3561

October 21, 2009

Mr. Mikhail Tarasevich
President and Chief Executive Officer
Designer Export, Inc.
21 Pulawska St
Suite 23
Lublin, 20-051
Poland

> **Re:** **Designer Export, Inc.**
> **Form S-1**
> **Filed September 24, 2009**
> **File No. 333-162102**

Dear Mr. Tarasevich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form S-1 filed September 24, 2009

Summary, page 5

1.   Please disclose the status of your negotiations with other Polish retailers disclosed on page five.

2.   Please remove references to specific brands of merchandise, as you have not commenced your business and do not appear to have any agreements or arrangements with these brands. In addition, in the business section, discuss

whether your business model will violate any licensing agreements or exclusivity arrangements these brands may have regarding where their apparel may be sold.

3.   We note disclosure throughout the prospectus that you will need additional capital to carry out your business plan. Please provide clear disclosure throughout that you are not raising any money in this offering. Also, clarify how you plan to raise funds for your business. Lastly, clarify your plans if you are unable to obtain sufficient financing.

Risk Factors Related to our Business and Industry, page 7

4.   Please remove the reference to "additional risks and uncertainties not currently known to us or that we currently deem immaterial." All material risks should be described in this section. If risks are not deemed material, then they should not be referenced.

5.   Please add a risk factor discussing the lack of revenues to date.

6.   We note the first risk factor on page 13 indicates that you may not have "effective disclosure and accounting controls to comply with applicable laws and regulations…" Please note that after effectiveness of your registration statement, you will be subject to Section 404 of the Sarbanes-Oxley Act of 2002 and the internal control over financial reporting disclosure obligations contained in Item 308 of Regulation S-K. Also, if you continue as a reporting company for your fiscal year ending after June 15, 2010, you will be subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Refer to the Commission's press release dated October 2, 2009, available at http://www.sec.gov/news/press/2009/2009-213.htm. Consider expanding your risk factor disclosure to clarify your control obligations.

7.   Please revise the second risk factor subheading on page 13 to also state that the company is headquartered and its assets are located outside the United States as well.

8.   Please revise the first risk factor on page 15 to clarify that you do not have a market maker, and that there is no assurance that a trading market will develop for your shares.

9.   Please add a risk factor discussing the going concern raised by your auditors.

Selling Shareholders, page 16

10.   Please disclose whether there is any relationship between any of the selling
        shareholders and your officers and director.

Description of Business, page 22

11.   Please revise your filing to provide investors with a more detailed description of
        your business and intended business plan as required by Item 101(h)(4) of
        Regulation S-K. For example, clarify whether your customers will pay before or
        after delivery, whether you intend to store inventory for any period of time, and if
        so, how and where, and how merchandise will be delivered to your customers.

12.   In this regard, please disclose the extent that you will rely on prior business
        contacts developed by Mr. Tarasevich. We note your disclosure on page 34 that
        since 1999, Mr. Tarasevich has worked as an "Owner/Consultant" of a company
        that imports and exports products including men's and women's apparel. Clarify
        whether this other company owned by Mr. Tarasevich will compete with your
        business. Please revise.

13.   Please disclose the basis for the factual information and claims you include in your
        filing, and provide instructions for how investors can access your sources. As non-
        exclusive examples, provide the basis for the statistics you cite regarding the size of
        the apparel industry in the United States and Poland on page 22, and the economic
        expectations disclosed on page 23.

Why Apparel?, page 23

14.   We do not understand your disclosure that the recession in the United States leaves
        "an unusually high margin" for a merchandise business, given your risk factor
        disclosure on page 11 that Poland is also in a recessionary state, and apparel sales
        have "halted to historical lows." Please revise. Also, provide your basis for
        believing that you will be able to purchase inventory "at least 40% of its regular
        price" or at "highly discounted prices" in normal economic conditions.

15.   MerchandiseLiquidations.com does not appear to be a registered website. Please
        revise or advise.

16.   Please revise to disclose how you will ensure that all of your "exported apparel will
        always be of the highest retail quality," as disclosed on page 23. It does not appear
        that you intend to purchase merchandise directly from manufacturers or from
        sellers with which you have a pre-established relationship. In this regard, please
        clarify whether you will bear the risk if you are sold counterfeit or damaged
        merchandise, and add risk factor disclosure.

Product Description, page 23

17. Please revise to clarify the basis for description and the prices of merchandise listed in this section given that you have had no operations to date and do not appear to have any inventory. To the extent that you have not purchased any clothing or entered into any agreements to purchase clothing, remove the brand names and descriptions. Also, clarify the extent to which the prices will depend on the price that you are able to purchase the specified items. In this regard, we note the disclosure on page 25 that your agreement with Artmex allows for "reasonable adjustment(s)" to the price of the products.

18. We note that you have described your products with a high degree of specificity, which is paralleled in the agreement with Artmex. Please revise to explain how you will ensure that you will be able to supply these specific products given that you will be purchasing products from online auctions.

Competition, page 24

Main Competition, page 25

19. Please elaborate on what you mean by "from a 'look & feel' prospective…" Royal Collections is your main competitor.

Development of Business, page 25

20. Please revise to clarify what you mean by a "direct wholesales force."

21. Please provide the basis for your projections. As you do not have historical revenues, projections do not appear appropriate. Refer to Item 10(b) of Regulation S-K for the Commission's policy on projections.

22. Please expand your discussion of your agreement with Artmex. Explain how orders are to be placed, how deliveries are to be made, and what potential price adjustments will be based on.

Compliance with Government Regulation, page 27

23. Please provide a discussion of the regulations pertaining to your business, including any trade laws, tariffs, export quotas, custom duties or other trade restrictions. In this regard, we note your risk factor disclosure on page 11 that a change to any of the relevant regulations or trade restrictions could pose a risk to your business. Please revise.

Plan of Operation, page 30

24.   Please provide a more detailed plan of operations for the next twelve months.
        Include the anticipated costs associated with each step and clarify how the lack of
        funding will impact your plan of operations.

25.   Please provide the basis for your statement that "each inventory purchase costs
        between $1,000-1,100," and clarify what this cost entails. It is unclear whether you
        are referring to the total purchase price to an end buyer, or whether you are
        referring to the costs to the company of completing a transaction.

26.   We note your reference to "additional inventory" on page 31. Please revise to
        clarify whether the company has any existing inventory, and how and where the
        company intends to store any current or future inventory.

27.   We note the disclosure in the last paragraph on page 31. You indicate that the
        annual ongoing website costs equal $325. However, you state that the site hosting
        fee is $30 per month, and your calculation of the annual cost only assumes one
        month of site hosting fee. Please revise or advise.

28.   We note your estimated professional fees of $5,184 (assuming 9%) for the next 12
        months. We further note your disclosure, on page 31, that you may hire a part time
        sales distribution person and that you expect to pay this individual solely in the
        form of commissions, calculated at nine percent of the net profits realized from
        your business. Please disclose the type of expenses which are included in
        professional fees. Also, provide us with your calculation to support the
        professional fees of $5,184 in the next 12 months.

29.   Please disclose how you calculate net profit and your estimated net profits in the
        next 12 months. Also, explain how you determined this amount given your
        forecasted revenue of $18,900 in the next 12 months, as disclosed on pages 27 and
        32. Revise your forecast appropriately.

30.   Provide the basis for the reference on page 32 to apparel sales revenues of
        approximately $18,900 per year or remove.

Results of Operations for the Period Ending July 31, 2009, page 32

31.   Please disclose the cash balance as of the most recent practicable date.

Directors, Executive Officers, Promoters and Control Persons, page 34

32.   Please provide the name of the company or companies that Mr. Tarasevich owned
        or consulted for during the past five years, and specify any company that he
        currently owns or consults for. Refer to Item 401(e)(1) of Regulation S-K. In

addition, for each employment position listed for each officer, provide the place of employment, the job title, and the beginning and ending dates of employment.

33.   In this regard, in the appropriate section discuss any potential conflict of interest arising due to Mr. Tarasevich's involvement with another import / export business.

34.   Please disclose the amount of time each officer devotes to your company.

Certain Relationships and Related Transactions, page 38

35.   Please revise to provide the disclosure required by Item 404(d) of Regulation S-K. For instance, we note the advance from your former director and the May 8, 2009 sale of common stock to your former director.

Exhibits

Exhibit 5.1 – Legality Opinion

36.   Provide the address of counsel who has passed on the legality of your securities. Refer to paragraph 23 of Schedule A of the Securities Act of 1933.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Archfield at (202) 551-3315 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Pamela Howell at (202) 3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: fax: +48-22-485-3458